

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 18, 2008

<u>Via Facsimile</u>

Mr. D. Frank Harrison
Chairman, Chief Executive Officer
Bronco Drilling Company, Inc.
16217 North May Avenue
Edmond, Oklahoma   73013

>   **Re: Bronco Drilling Company, Inc.**
>   **Annual Report on Form 10-K**
>   **Filed , March 17, 2008**
>   **Amendment 1 to Annual Report on Form 10-K/A1**
>   **Filed April 29, 2008**
>   **File No. 0-51471**

Dear Mr. Harrison:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>10-K Filed March 17, 2008</u>

<u>Customers and Marketing, page 7</u>

1.   Confirm to us in writing that, in future filings, you will indicate whether or not the loss of Antero Resources, or any other large customer would have a material adverse effect on your business. See Item 101(c)(vii) of Regulation S-K.

In the event we enter into footage or turnkey contracts…page 11

2.   You state that 0% of your total revenues were derived from footage contracts in 2007 and 2006, yet the table on page 7 indicates that you do have some footage contracts. Please reconcile the language in these two places to indicate either that the footage contracts in place do not generate revenue or that they produce less than 1% of your total revenue.

10-K/A Filed April 29, 2008

Executive Compensation, page 4

Bonus, page 5

3.   Expand your disclosure to provide a detailed discussion of the factors used to determine cash bonuses for each of your named executive officers. For each of the factors used to determine the cash bonuses, indicate if there are targets or benchmarks that are used by the board or Committee and provide such targets or benchmarks.

4.   We note that you provide no discussion of the factors used to determine the cash bonus for your Chief Executive Officer and that his employment contract does not elaborate on the procedure by which the board is to determine whether or not to pay such bonus. Expand your disclosure to provide the information requested in the comment above for your Chief Executive Officer's bonus.

Certain Relationships and Related Transactions, page 11

5.   We note the line item in your Consolidated Statement of Operations labeled, "Contract drilling revenues, including 1%, 4% and 3% to related parties." Explain why a discussion of such revenues and the transaction underlying such revenues does not appear to be included in this section of your annual report.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Madison at (202) 551-3296 or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: M. Karney
      J. Madison